UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Universal Stainless & Alloy Products, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware (State or Other Jurisdiction of Incorporation)	000-25032 (Commission File No.)	25-1724540 (I.R.S. Employer Identification Number)
600 Mayer Street, Bridgeville, PA (Address of Principal Executive Offices)		15017 (Zip Code)
Paul A. McGrath 412-257-7600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Mineral Disclosure

Item 1.01Conflict Mineral Disclosure and Report

This Conflict Mineral Disclosure for the year ended December 31, 2018, is presented to comply with Rule 13p-1 (the Rule) under the Securities Exchange Act of 1934 (the Exchange Act).  The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act).  These reporting obligations are imposed on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined in Section 1502(e)(4) of the Dodd-Frank Act as (A) colum-bite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an ad-joining country (“Covered Countries”).

It is the policy of Universal Stainless & Alloy Products, Inc. (USAP) to utilize minerals in the products it manufactures that are conflict-free. Section 13(p)(1)(D) of the Exchange Act defines “conflict-free” as products that do not contain conflict minerals that directly or indirectly benefit armed groups in the Covered Countries.  USAP does not use tantalum, tin or gold in its products.  The only relevant conflict mineral USAP may utilize in its products is tungsten.  The tungsten used by USAP in the products it manufactures is exclusively supplied by recycled or scrap sources (i.e., conflict-free). USAP represents that it has obtained certification that each supplier, scrap or otherwise, supplies only "conflict-free" tungsten.

Reasonable Country of Origin Inquiry

Based on a “good faith” Reasonable Country of Origin Inquiry, USAP reasonably believes that any tungsten used in its products did not originate from Covered Countries; or alternatively, came from a recycled or scrap source.  This determination is equally applicable to the activities of each USAP subsidiary.

A Reasonable Country of Origin Inquiry can differ among issuers based on the issuer’s size, products, relationships with suppliers, or other factors.  The steps necessary to constitute a Reasonable Country of Origin Inquiry depend on the available infrastructure at a given time, must be reasonably designed to determine whether the conflict minerals did originate in Covered Countries, or did they come from recycled or scrap sources, and it must be performed in good faith.  In order to satisfy its Reasonable Country of Origin Inquiry, USAP sent out an inquiry to each tungsten supplier and received written confirmation directly from each that the tungsten provided to USAP did not originate in the Covered Countries; or alternatively, came from a recycled or scrap source.  Most, if not all, of these suppliers have a long standing relationship with USAP and USAP has no reason to believe that these representations are not reliable or true.

Based on the foregoing Reasonable Country of Origin Inquiry, USAP is not required to exercise due diligence on its conflict minerals’ source or chain of custody or file a Conflict Mineral Report (“CMR”) with respect to such conflict minerals.  USAP’s only obligation is to briefly describe both the Reasonable Country of Origin Inquiry it undertook and the corresponding results as set forth hereinabove.

USAP Conflict Mineral Policy

The United States Congress adopted Section 1502 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) that requires new disclosure and reporting obligations by public companies related to their sources of gold, tin, tantalum and tungsten (“Conflict Minerals”) that originate from the Democratic Republic of Congo or adjoining countries (“Covered Countries”). The exploitation and trade of Conflict Minerals by armed groups is helping to finance the violent conflict that exists in the Democratic Republic of Congo. It is the intent of Congress to further the humanitarian goal of ending this conflict. In August 2012, the Securities and Exchange Commission adopted the final rules implementing the new disclosure and reporting obligations of Section 1502 of the Dodd-Frank Act by publicly traded companies.

Universal Stainless & Alloy Products (“USAP”) is committed to utilizing only minerals that do not contain Conflict Minerals that directly or indirectly benefit armed groups in the Covered Countries (“Conflict-Free”) in its products. USAP does not currently use tin, tantalum or gold in the production of any of its products. Some USAP products may contain or utilize tungsten in the production process. The tungsten that it uses in its alloys is sourced from the post-industrial or post-consumer scrap that it melts as part of the melting operation to produce new products. USAP has obtained or is in the process of obtaining certification that its suppliers provide only Conflict-Free minerals. If USAP discovers that a supplier may not provide Conflict-Free minerals, USAP will take the appropriate action to transition to a Conflict-Free source in order to comply with the intent of this policy.

Conflict Minerals Disclosure

A copy of this Special Disclosure Report on Form SD, including the disclosures set forth above, is publicly available at www.univstainless.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Universal Stainless & Alloy Products, Inc.

By:/s/ Paul A. McGrath

Paul A. McGrath,

V.P. of Administration, General Counsel and Corporate Secretary

Date:  May 8, 2019